Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report in this Annual Report on Form 40-F of International Royalty Corporation dated March 10, 2008 accompanying the consolidated financial statements, which appears in the Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Vancouver, British Columbia

March 10, 2008